CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
AUGUST 3, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic, the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") and rising inflation rates) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2022

The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of this MD&A.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and six months ended June 30, 2022 and this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and six months ended June 30, 2022 in relation to the comparable periods in 2021 and the first quarter of 2022. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated August 3, 2022.

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2022

FINANCIAL HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Product sales (1)		$13,812	$12,132	$7,124	$25,944	$14,143
Crude oil and NGLs		$11,727	$10,773	$6,382	$22,500	$12,670
Natural gas		$1,605	$1,002	$509	$2,607	$1,064
Net earnings		$3,502	$3,101	$1,551	$6,603	$2,928
Per common share	– basic	$3.04	$2.66	$1.31	$5.70	$2.47
	– diluted	$3.00	$2.63	$1.30	$5.63	$2.46
Adjusted net earnings from operations (2)		$3,800	$3,376	$1,480	$7,176	$2,699
Per common share	– basic (3)	$3.30	$2.90	$1.25	$6.20	$2.28
	– diluted (3)	$3.26	$2.86	$1.24	$6.12	$2.27
Cash flows from operating activities		$5,896	$2,853	$2,940	$8,749	$5,476
Adjusted funds flow (2)		$5,432	$4,975	$3,049	$10,407	$5,761
Per common share	– basic (3)	$4.72	$4.27	$2.57	$8.99	$4.86
	– diluted (3)	$4.66	$4.21	$2.56	$8.87	$4.85
Cash flows used in investing activities		$1,345	$1,251	$719	$2,596	$1,367
Net capital expenditures (2)		$1,450	$1,455	$1,285	$2,905	$2,093
(1)Further details related to product sales are disclosed in note 17 to the financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings and Adjusted Net Earnings from Operations
Net earnings for the six months ended June 30, 2022 were $6,603 million compared with $2,928 million for the six months ended June 30, 2021. Net earnings for the six months ended June 30, 2022 included non-operating items, net of tax, of $573 million compared with $229 million for the six months ended June 30, 2021 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the loss (gain) from investments, the impact of the settlement of the cross currency swap, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2022 were $7,176 million compared with $2,699 million for the six months ended June 30, 2021.
Net earnings for the second quarter of 2022 were $3,502 million compared with $1,551 million for the second quarter of 2021 and $3,101 million for the first quarter of 2022. Net earnings for the second quarter of 2022 included non-operating items, net of tax, of $298 million compared with $71 million for the second quarter of 2021 and $275 million for the first quarter of 2022 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the loss (gain) from investments, the impact of the settlement of the cross currency swap, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for the second quarter of 2022 were $3,800 million compared with $1,480 million for the second quarter of 2021 and $3,376 million for the first quarter of 2022.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2022

The increase in net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2022 from the comparable periods primarily reflected:
▪higher crude oil and NGLs netbacks (1) in the Exploration and Production segments;
▪higher realized SCO sales prices (1) in the Oil Sands Mining and Upgrading segment; and
▪higher natural gas netbacks (1) and natural gas sales volumes in the North America segment;
partially offset by:
▪lower SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪higher royalties in the Oil Sands Mining and Upgrading segment.
Cash Flows from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the six months ended June 30, 2022 were $8,749 million compared with $5,476 million for the six months ended June 30, 2021. Cash flows from operating activities for the second quarter of 2022 were $5,896 million compared with $2,940 million for the second quarter of 2021 and $2,853 million for the first quarter of 2022. The fluctuations in cash flows from operating activities from the comparable periods were primarily due to the factors previously noted related to the fluctuations in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for the six months ended June 30, 2022 was $10,407 million compared with $5,761 million for the six months ended June 30, 2021. Adjusted funds flow for the second quarter of 2022 was $5,432 million compared with $3,049 million for the second quarter of 2021 and $4,975 million for the first quarter of 2022. The fluctuations in adjusted funds flow from the comparable periods were primarily due to the factors noted above related to the fluctuations in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program.
Production Volumes
Crude oil and NGLs production before royalties for the second quarter of 2022 of 860,338 bbl/d was comparable with 872,718 bbl/d for the second quarter of 2021 and decreased 9% from 945,809 bbl/d for the first quarter of 2022. Natural gas production before royalties for the second quarter of 2022 increased 30% to 2,105 MMcf/d from 1,614 MMcf/d for the second quarter of 2021 and increased 5% from 2,006 MMcf/d for the first quarter of 2022. Total production before royalties for the second quarter of 2022 of 1,211,147 BOE/d increased 6% from 1,141,739 BOE/d for the second quarter of 2021 and decreased 5% from 1,280,180 BOE/d for the first quarter of 2022. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production, before royalties" section of this MD&A.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2022

Product Prices
In the Company's Exploration and Production segments, realized crude oil and NGLs prices (1) averaged $115.26 per bbl for the second quarter of 2022, an increase of 88% compared with $61.20 per bbl for the second quarter of 2021, and an increase of 23% from $93.54 per bbl for the first quarter of 2022. The realized natural gas price (1) increased by $4.76 per Mcf to average $7.93 per Mcf for the second quarter of 2022 from $3.17 per Mcf for the second quarter of 2021, and increased 51% from $5.26 per Mcf for the first quarter of 2022. In the Oil Sands Mining and Upgrading segment, the Company's realized SCO sales price increased 81% to average $137.60 per bbl for the second quarter of 2022 from $76.19 per bbl for the second quarter of 2021, and increased 23% from $112.05 per bbl for the first quarter of 2022. The Company's realized pricing reflects prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices – Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
Production Expense
In the Company's Exploration and Production segments, crude oil and NGLs production expense (2) averaged $19.58 per bbl for the second quarter of 2022, an increase of 42% from $13.75 per bbl for the second quarter of 2021, and an increase of 24% from $15.80 per bbl for the first quarter of 2022. Natural gas production expense (2) averaged $1.17 per Mcf for the second quarter of 2022, comparable with $1.19 per Mcf for the second quarter of 2021 and a decrease of 11% from $1.31 per Mcf for the first quarter of 2022. In the Oil Sands Mining and Upgrading segment, production costs (2) averaged $33.76 per bbl for the second quarter of 2022, an increase of 33% from $25.46 per bbl for the second quarter of 2021, and an increase of 37% from $24.60 per bbl for the first quarter of 2022. Crude oil and NGLs and natural gas production expense is discussed in detail in the "Production Expense – Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021
Product sales (1)	$13,812	$12,132	$10,190	$8,521
Crude oil and NGLs	$11,727	$10,773	$8,979	$7,607
Natural gas	$1,605	$1,002	$958	$694
Net earnings	$3,502	$3,101	$2,534	$2,202
Net earnings per common share
– basic	$3.04	$2.66	$2.16	$1.87
– diluted	$3.00	$2.63	$2.14	$1.86
($ millions, except per common share amounts)	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020
Product sales (1)	$7,124	$7,019	$5,219	$4,676
Crude oil and NGLs	$6,382	$6,288	$4,592	$4,202
Natural gas	$509	$555	$496	$338
Net earnings	$1,551	$1,377	$749	$408
Net earnings per common share
– basic	$1.31	$1.16	$0.63	$0.35
– diluted	$1.30	$1.16	$0.63	$0.35
(1)Further details related to product sales for the three months ended June 30, 2022 and 2021 are disclosed in note 17 to the financial statements.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2) Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2022

Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, and the impact of the Russian invasion of Ukraine, on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America; the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the International segments; and the impact of production curtailments mandated by the Government of Alberta that were suspended effective December 1, 2020.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from the Kirby and Jackfish Thermal Oil Sands Projects, fluctuations in production due to the cyclic nature of the Primrose thermal oil projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, production curtailments mandated by the Government of Alberta that were suspended effective December 1, 2020, and the impact of shut-in production due to lower demand during COVID-19. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in North America and the International segments, natural decline rates, the temporary shutdown and subsequent reinstatement of the Pine River Gas Plant during 2021, and the impact and timing of acquisitions.
▪Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonal conditions, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Transportation, blending, and feedstock expense – Fluctuations due to the provision recognized relating to the cancellation of the Keystone XL pipeline project in the fourth quarter of 2020.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, and the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company's risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of any cross currency swap hedges outstanding.
▪Gain on acquisitions, loss (gain) from investments and income from North West Redwater Partnership ("NWRP") – Fluctuations due to the recognition of gains on acquisitions, loss (gain) from the investments in PrairieSky Royalty Ltd. and Inter Pipeline Ltd. shares, and the distribution from NWRP in the second quarter of 2021.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2022

BUSINESS ENVIRONMENT
Global benchmark crude oil prices increased significantly in the first half of 2022, primarily in response to the impact of the Russian invasion of Ukraine and the OPEC+ decision to adhere to previously agreed upon production cut agreements. Additionally, global economic conditions and outlook continued to improve as the effects of COVID-19 became less impactful on the global economy.
Liquidity
As at June 30, 2022, the Company had undrawn revolving bank credit facilities of $5,520 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,120 million in liquidity (1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Risks and Uncertainties
COVID-19, including variants of concern, continues to have the potential to further disrupt the Company’s operations, projects, and financial condition, through the disruption of the local or global supply chain and transportation services, rising inflation, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on their extent and severity. The global economy, including Canada, is experiencing higher and more persistent inflation, in part due to the Russian invasion of Ukraine and ongoing supply constraints due to the impacts of COVID-19. As a result of these conditions, the Company has experienced and may continue to experience higher than normal fluctuations in commodity prices, and may experience inflationary pressures on operating and capital expenditures.
Benchmark Commodity Prices

	Three Months Ended			Six Months Ended
(Average for the period)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
WTI benchmark price (US$/bbl)	$108.42	$94.38	$66.06	$101.44	$61.95
Dated Brent benchmark price (US$/bbl)	$112.67	$99.17	$68.63	$105.96	$64.63
WCS Heavy Differential from WTI (US$/bbl)	$12.80	$14.60	$11.47	$13.70	$11.95
SCO price (US$/bbl)	$114.35	$93.05	$66.49	$103.76	$60.43
Condensate benchmark price (US$/bbl)	$108.35	$96.16	$66.39	$102.29	$62.22
Condensate Differential from WTI (US$/bbl)	$0.07	$(1.78)	$(0.33)	$(0.85)	$(0.27)
NYMEX benchmark price (US$/MMBtu)	$7.17	$4.91	$2.83	$6.05	$2.76
AECO benchmark price (C$/GJ)	$5.95	$4.35	$2.70	$5.15	$2.74
US/Canadian dollar average exchange rate (US$)	$0.7832	$0.7899	$0.8143	$0.7865	$0.8020
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates. Product revenue continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$101.44 per bbl for the six months ended June 30, 2022, an increase of 64% from US$61.95 per bbl for the six months ended June 30, 2021. WTI averaged US$108.42 per bbl for the second quarter of 2022, an increase of 64% from US$66.06 per bbl for the second quarter of 2021, and an increase of 15% from US$94.38 per bbl for the first quarter of 2022.

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2022

Crude oil sales contracts for the Company’s International segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$105.96 per bbl for the six months ended June 30, 2022, an increase of 64% from US$64.63 per bbl for the six months ended June 30, 2021. Brent averaged US$112.67 per bbl for the second quarter of 2022, an increase of 64% from US$68.63 per bbl for the second quarter of 2021, and an increase of 14% from US$99.17 per bbl for the first quarter of 2022.
The increase in WTI and Brent pricing for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the impact of the Russian invasion of Ukraine and the OPEC+ decision to adhere to the previously agreed upon production cut agreements. Additionally, global demand for crude oil continued to increase due to improved economic conditions as a result of the lessening of earlier COVID-19 restrictions.
The WCS Heavy Differential averaged US$13.70 per bbl for the six months ended June 30, 2022, compared with US$11.95 per bbl for the six months ended June 30, 2021. The WCS Heavy Differential averaged US$12.80 per bbl for the second quarter of 2022, compared with US$11.47 per bbl for the second quarter of 2021, and US$14.60 per bbl for the first quarter of 2022. The narrowing of the WCS Heavy Differential for the second quarter of 2022 from the first quarter of 2022 primarily reflected the impact of increased demand due to seasonal conditions.
The SCO price averaged US$103.76 per bbl for the six months ended June 30, 2022, an increase of 72% from US$60.43 per bbl for the six months ended June 30, 2021. The SCO price averaged US$114.35 per bbl for the second quarter of 2022, an increase of 72% from US$66.49 per bbl for the second quarter of 2021, and an increase of 23% from US$93.05 per bbl for the first quarter of 2022. The increase in SCO pricing for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the increase in WTI benchmark pricing. The SCO differential for the three and six months ended June 30, 2022 also reflected the significant increase in North American diesel demand.
NYMEX natural gas prices averaged US$6.05 per MMBtu for the six months ended June 30, 2022, an increase of US$3.29 per MMBtu from US$2.76 per MMBtu for the six months ended June 30, 2021. NYMEX natural gas prices averaged US$7.17 per MMBtu for the second quarter of 2022, an increase of US$4.34 per MMBtu from US$2.83 per MMBtu for the second quarter of 2021, and an increase of 46% from US$4.91 per MMBtu for the first quarter of 2022. The increase in NYMEX natural gas prices for the three and six months ended June 30, 2022 from the comparable periods primarily reflected increased global demand and related increase in US Liquefied Natural Gas exports.
AECO natural gas prices averaged $5.15 per GJ for the six months ended June 30, 2022, an increase of 88% from $2.74 per GJ for the six months ended June 30, 2021. AECO natural gas prices averaged $5.95 per GJ for the second quarter of 2022, an increase of $3.25 per GJ from $2.70 per GJ for the second quarter of 2021, and an increase of 37% from $4.35 per GJ for the first quarter of 2022. The increase in AECO natural gas prices for the three and six months ended June 30, 2022 from the comparable periods primarily reflected lower storage levels and increased NYMEX benchmark pricing.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2022

DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	477,478	484,280	478,314	480,860	478,524
North America – Oil Sands Mining and Upgrading (1)	356,953	429,826	361,707	393,188	414,959
International – Exploration and Production
North Sea	10,788	15,961	16,458	13,360	18,199
Offshore Africa	15,119	15,742	16,239	15,429	14,059
Total International (2)	25,907	31,703	32,697	28,789	32,258
Total Crude oil and NGLs	860,338	945,809	872,718	902,837	925,741
Natural gas (MMcf/d) (3)
North America	2,089	1,988	1,594	2,039	1,589
International
North Sea	2	3	4	2	4
Offshore Africa	14	15	16	15	13
Total International	16	18	20	17	17
Total Natural gas	2,105	2,006	1,614	2,056	1,606
Total Barrels of oil equivalent (BOE/d)	1,211,147	1,280,180	1,141,739	1,245,473	1,193,434
Product mix
Light and medium crude oil and NGLs	11%	11%	11%	11%	11%
Pelican Lake heavy crude oil	4%	4%	5%	4%	5%
Primary heavy crude oil	6%	5%	6%	5%	5%
Bitumen (thermal oil)	21%	20%	23%	21%	22%
Synthetic crude oil (1)	29%	34%	32%	32%	35%
Natural gas	29%	26%	23%	27%	22%
Percentage of gross revenue (1) (4)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	87%	91%	92%	89%	92%
Natural gas	13%	9%	8%	11%	8%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)“International” includes North Sea and Offshore Africa Exploration and Production segments in all instances used.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2022

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	366,389	386,621	407,111	376,449	414,576
North America – Oil Sands Mining and Upgrading	265,527	376,984	331,214	320,948	389,441
International – Exploration and Production
North Sea	10,770	15,908	16,380	13,325	18,144
Offshore Africa	13,815	15,010	15,531	14,409	13,440
Total International	24,585	30,918	31,911	27,734	31,584
Total Crude oil and NGLs	656,501	794,523	770,236	725,131	835,601
Natural gas (MMcf/d)
North America	1,855	1,829	1,532	1,842	1,521
International
North Sea	2	3	4	2	4
Offshore Africa	11	14	16	13	12
Total International	13	17	20	15	16
Total Natural gas	1,868	1,846	1,552	1,857	1,537
Total Barrels of oil equivalent (BOE/d)	967,847	1,102,221	1,028,908	1,034,663	1,091,716
The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Crude oil and NGLs production before royalties for the six months ended June 30, 2022 averaged 902,837 bbl/d, comparable with 925,741 bbl/d for the six months ended June 30, 2021. Crude oil and NGLs production for the second quarter of 2022 averaged 860,338 bbl/d, comparable with 872,718 bbl/d for the second quarter of 2021, and a decrease of 9% from 945,809 bbl/d for the first quarter of 2022. Crude oil and NGLs production for the six months ended June 30, 2022 compared with the six months ended June 30, 2021 reflected the impact of facility restrictions and turnaround activities at the non-operated Scotford Upgrader ("Scotford") in 2022. The decrease in crude oil and NGLs production for the second quarter of 2022 from the first quarter of 2022 primarily reflected the impact of the planned turnarounds at Horizon and Scotford completed in the second quarter of 2022.
Annual crude oil and NGLs production for 2022 is now targeted to average between 946,000 bbl/d and 982,000 bbl/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Record natural gas production before royalties for the six months ended June 30, 2022 of 2,056 MMcf/d increased 28% from 1,606 MMcf/d for the six months ended June 30, 2021. Record natural gas production for the second quarter of 2022 of 2,105 MMcf/d increased 30% from 1,614 MMcf/d for the second quarter of 2021, and increased 5% from 2,006 MMcf/d for the first quarter of 2022. The increase in natural gas production for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected strong drilling results and acquisitions, partially offset by natural field declines. The increase in natural gas production from the first quarter of 2022 primarily reflected strong drilling results, partially offset by natural field declines.
Annual natural gas production for 2022 is now targeted to average between 2,095 MMcf/d and 2,120 MMcf/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2022

North America – Exploration and Production
North America crude oil and NGLs production before royalties for the six months ended June 30, 2022 averaged 480,860 bbl/d, comparable with 478,524 bbl/d for the six months ended June 30, 2021. North America crude oil and NGLs production for the second quarter of 2022 of 477,478 bbl/d was comparable with 478,314 bbl/d for the second quarter of 2021 and 484,280 bbl/d for the first quarter of 2022. Crude oil and NGLs production for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected strong drilling results and acquisitions completed in the comparable periods, offset by natural field declines.
The Company’s thermal in situ assets continued to demonstrate long life production before royalties, averaging 249,938 bbl/d for the second quarter of 2022, a decrease of 3% from 258,551 bbl/d for the second quarter of 2021, and a decrease of 5% from 261,743 bbl/d for the first quarter of 2022, primarily reflecting planned maintenance at Kirby South.
Pelican Lake heavy crude oil production before royalties for the second quarter of 2022 averaged 51,112 bbl/d, a decrease of 7% from 55,212 bbl/d for the second quarter of 2021, and comparable with 51,991 bbl/d for the first quarter of 2022, demonstrating Pelican Lake's long life low decline production.
Record natural gas production before royalties for the six months ended June 30, 2022 averaged 2,039 MMcf/d, an increase of 28% from 1,589 MMcf/d for the six months ended June 30, 2021. Record natural gas production for the second quarter of 2022 averaged 2,089 MMcf/d, an increase of 31% from 1,594 MMcf/d for the second quarter of 2021, and an increase of 5% from 1,988 MMcf/d for the first quarter of 2022. The increase in natural gas production for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected strong drilling results and acquisitions, partially offset by natural field declines. The increase in natural gas production for the second quarter of 2022 from the first quarter of 2022 primarily reflected strong drilling results, partially offset by natural field declines.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for the six months ended June 30, 2022 of 393,188 bbl/d decreased 5% from 414,959 bbl/d for the six months ended June 30, 2021. SCO production for the second quarter of 2022 of 356,953 bbl/d was comparable with 361,707 bbl/d for the second quarter of 2021 and decreased 17% from 429,826 bbl/d for the first quarter of 2022. The decrease in SCO production for the six months ended June 30, 2022 from the six months ended June 30, 2021 primarily reflected facility restrictions and turnaround activities at Scotford in 2022. The decrease in SCO production for the second quarter of 2022 from the first quarter of 2022 primarily reflected the impact of the planned turnarounds at Horizon and Scotford, which were completed in the second quarter of 2022.
International – Exploration and Production
International crude oil and NGLs production before royalties for the six months ended June 30, 2022 averaged 28,789 bbl/d, a decrease of 11% from 32,258 bbl/d for the six months ended June 30, 2021. International crude oil and NGLs production for the second quarter of 2022 averaged 25,907 bbl/d, a decrease of 21% from 32,697 bbl/d for the second quarter of 2021 and a decrease of 18% from 31,703 bbl/d for the first quarter of 2022. The decrease in crude oil and NGLs production for the three and six months ended June 30, 2022 from comparable periods primarily reflected unplanned maintenance in the North Sea during the second quarter of 2022, together with natural field declines.
International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	Jun 30 2022	Mar 31 2022	Jun 30 2021
International	460,436	872,196	728,732

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2022

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$115.26	$93.54	$61.20	$104.27	$56.87
Transportation (2)	4.13	4.18	3.98	4.16	3.77
Realized price, net of transportation (2)	111.13	89.36	57.22	100.11	53.10
Royalties (3)	25.01	17.80	8.50	21.36	7.07
Production expense (4)	19.58	15.80	13.75	17.67	14.16
Netback (2)	$66.54	$55.76	$34.97	$61.08	$31.87
Natural gas ($/Mcf) (1)
Realized price (5)	$7.93	$5.26	$3.17	$6.63	$3.29
Transportation (6)	0.52	0.50	0.48	0.50	0.47
Realized price, net of transportation	7.41	4.76	2.69	6.13	2.82
Royalties (3)	0.89	0.42	0.12	0.66	0.14
Production expense (4)	1.17	1.31	1.19	1.24	1.23
Netback (2)	$5.35	$3.03	$1.38	$4.23	$1.45
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$88.07	$69.66	$46.40	$78.91	$44.08
Transportation (2)	3.70	3.72	3.58	3.72	3.42
Realized price, net of transportation (2)	84.37	65.94	42.82	75.19	40.66
Royalties (3)	17.03	11.88	5.77	14.47	4.93
Production expense (4)	14.44	12.70	11.42	13.57	11.82
Netback (2)	$52.90	$41.36	$25.63	$47.15	$23.91
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2022

REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs ($/bbl) (1)
North America (2)	$113.37	$91.44	$59.80	$102.25	$55.21
International average (3)	$144.82	$128.35	$85.55	$136.71	$80.11
North Sea (3)	$146.06	$125.20	$85.09	$137.67	$77.48
Offshore Africa (3)	$143.33	$130.25	$85.78	$135.90	$83.62
Crude oil and NGLs average (2)	$115.26	$93.54	$61.20	$104.27	$56.87

Natural gas ($/Mcf) (1) (3)
North America	$7.90	$5.20	$3.13	$6.59	$3.27
International average	$11.86	$11.32	$5.72	$11.57	$5.48
North Sea	$8.54	$20.68	$2.58	$15.80	$2.57
Offshore Africa	$12.31	$9.57	$6.50	$10.88	$6.35
Natural gas average	$7.93	$5.26	$3.17	$6.63	$3.29

Average ($/BOE) (1) (2)	$88.07	$69.66	$46.40	$78.91	$44.08
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as crude oil and NGLs sales and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices increased 85% to average $102.25 per bbl for the six months ended June 30, 2022 from $55.21 per bbl for the six months ended June 30, 2021. North America realized crude oil and NGLs prices increased 90% to average $113.37 per bbl for the second quarter of 2022 from $59.80 per bbl for the second quarter of 2021, and increased 24% from $91.44 per bbl for the first quarter of 2022. The increase in realized crude oil and NGLs prices for the three and six months ended June 30, 2022 from the comparable periods was primarily due to higher WTI benchmark pricing. The Company continues to focus on its crude oil blending marketing strategy and in the second quarter of 2022 contributed approximately 185,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices increased by $3.32 per Mcf to average $6.59 per Mcf for the six months ended June 30, 2022 from $3.27 per Mcf for the six months ended June 30, 2021. North America realized natural gas prices increased by $4.77 per Mcf to average $7.90 per Mcf for the second quarter of 2022 from $3.13 per Mcf for the second quarter of 2021, and increased 52% from $5.20 per Mcf for the first quarter of 2022. The increase in realized natural gas prices for the three and six months ended June 30, 2022 from the comparable periods primarily reflected lower storage levels and increased benchmark pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

	Three Months Ended
(Quarterly average)	Jun 30 2022	Mar 31 2022	Jun 30 2021
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$105.36	$88.63	$55.81
Pelican Lake heavy crude oil ($/bbl)	$121.88	$97.73	$67.75
Primary heavy crude oil ($/bbl)	$122.14	$97.21	$64.24
Bitumen (thermal oil) ($/bbl)	$112.92	$89.93	$58.50
Natural gas ($/Mcf)	$7.90	$5.20	$3.13
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2022

International
International realized crude oil and NGLs prices increased 71% to average $136.71 per bbl for the six months ended June 30, 2022 from $80.11 per bbl for the six months ended June 30, 2021. International realized crude oil and NGLs prices increased 69% to average $144.82 per bbl for the second quarter of 2022 from $85.55 per bbl for the second quarter of 2021, and increased 13% from $128.35 per bbl for the first quarter of 2022. Realized crude oil and NGLs prices per barrel in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The fluctuations in realized crude oil and NGLs prices for the three and six months ended June 30, 2022 from the comparable periods reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs ($/bbl) (1)
North America	$26.24	$18.64	$8.84	$22.39	$7.46
International average	$5.78	$3.93	$2.63	$4.87	$1.68
North Sea	$0.24	$0.41	$0.39	$0.30	$0.18
Offshore Africa	$12.36	$6.06	$3.74	$8.78	$3.68
Crude oil and NGLs average	$25.01	$17.80	$8.50	$21.36	$7.07

Natural gas ($/Mcf) (1)
North America	$0.89	$0.41	$0.12	$0.66	$0.14
Offshore Africa	$2.20	$0.98	$0.30	$1.57	$0.29
Natural gas average	$0.89	$0.42	$0.12	$0.66	$0.14

Average ($/BOE) (1)	$17.03	$11.88	$5.77	$14.47	$4.93
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs and natural gas royalties for the three and six months ended June 30, 2022 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates (1) averaged approximately 22% of product sales for the six months ended June 30, 2022 compared with 14% of product sales for the six months ended June 30, 2021. Crude oil and NGLs royalty rates averaged approximately 23% of product sales for the second quarter of 2022 compared with 15% for the second quarter of 2021 and 20% for the first quarter of 2022. The increase in royalty rates for the three and six months ended June 30, 2022 from the comparable periods was primarily due to higher benchmark prices together with fluctuations in the WCS Heavy Differential.
Natural gas royalty rates averaged approximately 10% of product sales for the six months ended June 30, 2022 compared with 4% of product sales for the six months ended June 30, 2021. Natural gas royalty rates averaged approximately 11% of product sales for the second quarter of 2022 compared with 4% for the second quarter of 2021 and 8% for the first quarter of 2022. The increase in royalty rates for the three and six months ended June 30, 2022 from the comparable periods was primarily due to higher benchmark prices.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2022

Offshore Africa
Under the terms of the various Production Sharing Contracts royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 7% for the six months ended June 30, 2022, compared with 4% of product sales for the six months ended June 30, 2021. Royalty rates as a percentage of product sales averaged approximately 9% for the second quarter of 2022 compared with 4% of product sales for the second quarter of 2021 and 5% for the first quarter of 2022. Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs ($/bbl) (1)
North America	$17.45	$14.79	$12.82	$16.10	$12.81
International average	$53.02	$32.58	$29.98	$42.96	$33.19
North Sea	$84.38	$64.24	$63.65	$76.28	$47.25
Offshore Africa	$15.73	$13.38	$13.20	$14.40	$14.46
Crude oil and NGLs average	$19.58	$15.80	$13.75	$17.67	$14.16

Natural gas ($/Mcf) (1)
North America	$1.15	$1.28	$1.15	$1.21	$1.20
International average	$4.12	$4.61	$4.09	$4.38	$4.43
North Sea	$6.60	$8.21	$6.96	$7.56	$5.97
Offshore Africa	$3.78	$3.93	$3.37	$3.86	$3.97
Natural gas average	$1.17	$1.31	$1.19	$1.24	$1.23

Average ($/BOE) (1)	$14.44	$12.70	$11.42	$13.57	$11.82
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs production expense for the six months ended June 30, 2022 averaged $16.10 per bbl, an increase of 26% from $12.81 per bbl for the six months ended June 30, 2021. North America crude oil and NGLs production expense for the second quarter of 2022 of $17.45 per bbl increased 36% from $12.82 per bbl for the second quarter of 2021 and increased 18% from $14.79 per bbl for the first quarter of 2022. The increase in crude oil and NGLs production expense per bbl for the three and six months ended June 30, 2022 from the comparable periods primarily reflected increased energy costs.
North America natural gas production expense for the six months ended June 30, 2022 averaged $1.21 per Mcf, comparable with $1.20 per Mcf for the six months ended June 30, 2021. North America natural gas production expense for the second quarter of 2022 of $1.15 per Mcf was comparable with $1.15 per Mcf for the second quarter of 2021 and decreased 10% from $1.28 per Mcf for the first quarter of 2022. The decrease in natural gas production expense per Mcf for the second quarter of 2022 from the first quarter of 2022 primarily reflected seasonal conditions.
International
International crude oil and NGLs production expense for the six months ended June 30, 2022 averaged $42.96 per bbl, an increase of 29% from $33.19 per bbl for the six months ended June 30, 2021. International crude oil and NGLs production expense for the second quarter of 2022 of $53.02 per bbl increased 77% from $29.98 per bbl for the second quarter of 2021 and increased 63% from $32.58 per bbl for the first quarter of 2022. The increase in crude oil and NGLs production expense per bbl for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the timing of liftings from various fields that have different cost structures, lower production volumes in the North Sea on a relatively fixed cost base, and fluctuations in the Canadian dollar.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2022

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
North America	$855	$878	$881	$1,733	$1,749
North Sea	50	29	19	79	87
Offshore Africa	42	51	44	93	75
Depletion, Depreciation and Amortization	$947	$958	$944	$1,905	$1,911
$/BOE (1)	$12.14	$12.40	$13.57	$12.27	$13.63
(1)Calculated as depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for the six months ended June 30, 2022 of $12.27 per BOE decreased 10% from $13.63 per BOE for the six months ended June 30, 2021. Depletion, depreciation and amortization expense for the second quarter of 2022 of $12.14 per BOE decreased 11% from $13.57 per BOE for the second quarter of 2021 and was comparable with $12.40 per BOE for the first quarter of 2022. The decrease in depletion, depreciation and amortization expense per BOE for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected lower depletion rates due to increases to the Company's North America Exploration and Production reserve estimates at December 31, 2021, including the impact of the acquisitions completed during the prior year.
Depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
North America	$35	$35	$25	$70	$50
North Sea	6	7	5	13	10
Offshore Africa	1	2	2	3	3
Asset Retirement Obligation Accretion	$42	$44	$32	$86	$63
$/BOE (1)	$0.55	$0.56	$0.46	$0.55	$0.45
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for the six months ended June 30, 2022 of $0.55 per BOE increased 22% from $0.45 per BOE for the six months ended June 30, 2021. Asset retirement obligation accretion expense for the second quarter of 2022 of $0.55 per BOE increased 20% from $0.46 per BOE for the second quarter of 2021 and was comparable with $0.56 per BOE for the first quarter of 2022. The increase in asset retirement obligation accretion expense per BOE for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected the cost estimate and discount rate revisions made to the asset retirement obligation in the fourth quarter of 2021.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2022

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. SCO production in the second quarter of 2022 of 356,953 bbl/d decreased from the comparable periods, primarily reflecting planned turnarounds at Horizon and Scotford, which were completed during the second quarter of 2022.
The Company incurred production costs of $1,077 million for the second quarter of 2022, a 27% increase from $850 million for the second quarter of 2021, and a 10% increase from $977 million for the first quarter of 2022. The increase from the second quarter of 2021 primarily reflected increased energy costs. The increase from the first quarter of 2022 primarily reflected increased energy costs and turnaround costs.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Realized SCO sales price (1)	$137.60	$112.05	$76.19	$123.42	$69.71
Bitumen value for royalty purposes (2)	$110.96	$85.75	$58.46	$97.58	$51.75
Bitumen royalties (3)	$31.63	$13.51	$5.92	$21.58	$4.22
Transportation (1)	$2.05	$1.55	$1.26	$1.77	$1.17
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
The realized SCO sales price averaged $123.42 per bbl for the six months ended June 30, 2022, an increase of 77% from $69.71 per bbl for the six months ended June 30, 2021. The realized SCO sales price averaged $137.60 per bbl for the second quarter of 2022, an increase of 81% from $76.19 per bbl for the second quarter of 2021 and an increase of 23% from $112.05 per bbl for the first quarter of 2022. The increase in the realized SCO sales price for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the increase in WTI benchmark pricing. The realized SCO sales price for the three and six months ended June 30, 2022 also reflected increased North American diesel demand.
The increase in bitumen royalties per bbl for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the impact of Horizon reaching full payout, together with higher prevailing bitumen pricing and higher sliding scale royalty rates.
Transportation expense averaged $1.77 per bbl for the six months ended June 30, 2022, an increase of 51% from $1.17 per bbl for the six months ended June 30, 2021. For the second quarter of 2022, transportation expense averaged $2.05 per bbl, an increase of 63% from $1.26 per bbl for the second quarter of 2021 and an increase of 32% from $1.55 per bbl for the first quarter of 2022. The increase in transportation expense per bbl for the three and six months ended June 30, 2022 from the comparable periods primarily reflected the impact of lower production volumes during the second quarter of 2022.
PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 17 to the financial statements.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Production costs, excluding natural gas costs	$979	$896	$799	$1,875	$1,578
Natural gas costs	98	81	51	179	110
Production costs	$1,077	$977	$850	$2,054	$1,688

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2022

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Production costs, excluding natural gas costs (1)	$30.69	$22.57	$23.94	$26.19	$20.86
Natural gas costs (2)	3.07	2.03	1.52	2.49	1.45
Production costs (3)	$33.76	$24.60	$25.46	$28.68	$22.31
Sales volumes (bbl/d)	350,500	441,324	366,843	395,661	418,113
(1)Calculated as production costs, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production costs divided by sales volumes.
Production costs for the six months ended June 30, 2022 of $28.68 per bbl increased 29% from $22.31 per bbl for the six months ended June 30, 2021. Production costs for the second quarter of 2022 averaged $33.76 per bbl, an increase of 33% from $25.46 per bbl for the second quarter of 2021 and an increase of 37% from $24.60 per bbl for the first quarter of 2022. The increase in production costs per bbl for the three and six months ended June 30, 2022 from the comparable periods in 2021 primarily reflected the impact of increased energy costs, together with lower production volumes. The increase in production costs per bbl for the second quarter of 2022 from the first quarter of 2022 primarily reflected increased energy costs, the impact of lower production volumes due to the turnarounds completed during the quarter, and related turnaround costs.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Depletion, depreciation and amortization	$412	$445	$441	$857	$891
$/bbl (1)	$12.92	$11.20	$13.20	$11.97	$11.77
(1) Calculated as depletion, depreciation and amortization divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for the six months ended June 30, 2022 of $11.97 per bbl was comparable with $11.77 per bbl for the six months ended June 30, 2021. Depletion, depreciation and amortization expense for the second quarter of 2022 of $12.92 per bbl was comparable with $13.20 per bbl for the second quarter of 2021, and increased 15% from $11.20 per bbl for the first quarter of 2022. The increase in depletion, depreciation and amortization expense on a per barrel basis for the second quarter of 2022 from the first quarter of 2022 primarily reflected the impact of lower sales volumes and minor asset derecognitions during the second quarter of 2022.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Asset retirement obligation accretion	$16	$15	$14	$31	$29
$/bbl (1)	$0.48	$0.39	$0.43	$0.43	$0.38
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for the six months ended June 30, 2022 of $0.43 per bbl increased 13% from $0.38 per bbl for the six months ended June 30, 2021. Asset retirement obligation accretion expense for the second quarter of 2022 of $0.48 per bbl increased 12% from $0.43 per bbl for the second quarter of 2021, and increased 23% from $0.39 per bbl for the first quarter of 2022. The increase in asset retirement obligation accretion expense on a per barrel basis from comparable periods primarily reflected the impact of lower sales volumes.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2022

MIDSTREAM AND REFINING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Product sales
Midstream activities	$18	$20	$21	$38	$40
NWRP, refined product sales and other	318	249	171	567	302
Segmented revenue	336	269	192	605	342

Less:
NWRP, refining toll	63	61	72	124	130
Midstream activities	7	5	7	12	12
Production expense	70	66	79	136	142
NWRP, transportation and feedstock costs	244	179	134	423	239
Depreciation	4	4	3	8	7
Income from NWRP	—	—	(400)	—	(400)
Segmented earnings	$18	$20	$376	$38	$354
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in NWRP.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d (25% toll payer) of bitumen feedstock for the Company and 37,500 bbl/d (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. For the second quarter of 2022, production of ultra-low sulphur diesel and other refined products averaged 75,418 BOE/d (18,855 BOE/d to the Company), (three months ended June 30, 2021 – 73,465 BOE/d; 18,366 BOE/d to the Company), reflecting the 25% toll payer commitment.
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). Under the Optimization Transaction, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each, and the Company received a $400 million distribution from NWRP during the second quarter of 2021.
Subsequent to June 30, 2022, NWRP extended its $3,000 million syndicated credit facility. The revolving credit facility was increased to $2,175 million, with $118 million maturing in June 2023, and $2,057 million maturing in June 2025. The non-revolving credit facility was extended with $60 million maturing in June 2023, and $940 million maturing in June 2025.
As at June 30, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $587 million (December 31, 2021 – $562 million). For the three months ended June 30, 2022, the unrecognized share of the equity loss was $15 million (six months ended June 30, 2022 – unrecognized equity loss of $25 million; three months ended June 30, 2021 – recovery of unrecognized equity losses of $7 million and partnership distributions of $400 million; six months ended June 30, 2021 – recovery of unrecognized equity losses of $24 million and partnership distributions of $400 million).

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2022

ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Expense ($ millions)	$97	$116	$87	$213	$182
$/BOE (1)	$0.89	$0.99	$0.84	$0.94	$0.84
Sales volumes (BOE/d) (2)	1,207,485	1,300,300	1,131,000	1,253,636	1,192,399
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for the six months ended June 30, 2022 of $0.94 per BOE increased 12% from $0.84 per BOE for the six months ended June 30, 2021. Administration expense for the second quarter of 2022 of $0.89 per BOE increased 6% from $0.84 per BOE for the second quarter of 2021 and decreased 10% from $0.99 per BOE for the first quarter of 2022. The increase in administration expense per BOE for the three and six months ended June 30, 2022 from the comparable periods in 2021 was primarily due to higher personnel costs, partially offset by the impact of higher overhead recoveries. The decrease in administration expense per BOE for the second quarter of 2022 from the first quarter of 2022 was primarily due to higher personnel costs in the first quarter of 2022.
SHARE-BASED COMPENSATION

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
(Recovery) expense	$(45)	$534	$137	$489	$266
The Company's Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized a $489 million share-based compensation expense for the six months ended June 30, 2022, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company's share price. For the three months ended June 30, 2022, the Company recognized a $45 million share-based compensation recovery, primarily as a result of the decrease in the Company's share price to $69.17 at June 30, 2022 from $77.41 at March 31, 2022.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2022

INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except effective interest rate)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Interest and other financing expense	$160	$163	$177	$323	$362
Interest income and other (1)	6	4	15	10	27
Interest on long-term debt and lease liabilities (1)	$166	$167	$192	$333	$389

Average current and long-term debt (2)	$14,107	$14,950	$20,185	$14,529	$20,745
Average lease liabilities (2)	1,540	1,551	1,633	1,545	1,650
Average long-term debt and lease liabilities (2)	$15,647	$16,501	$21,818	$16,074	$22,395
Average effective interest rate (3) (4)	4.1%	4.0%	3.5%	4.0%	3.4%

Interest and other financing expense per $/BOE (5)	$1.46	$1.40	$1.73	$1.43	$1.68
Sales volumes (BOE/d) (6)	1,207,485	1,300,300	1,131,000	1,253,636	1,192,399
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the total of interest on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance for the respective period. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense per BOE for the six months ended June 30, 2022 decreased 15% to $1.43 per BOE from $1.68 per BOE for the six months ended June 30, 2021. Interest and other financing expense per BOE for the second quarter of 2022 decreased 16% to $1.46 per BOE from $1.73 per BOE for the second quarter of 2021 and increased 4% from $1.40 per BOE for the first quarter of 2022. The decrease in interest and other financing expense per BOE for the three and six months ended June 30, 2022 from the comparable periods in 2021 was primarily due to lower average debt levels and higher sales volumes. The increase in interest and other financing expense per BOE from the second quarter of 2022 from the first quarter of 2022 was primarily due to lower sales volumes.
The Company's average effective interest rate for the three and six months ended June 30, 2022 increased from the comparable periods in 2021 primarily due to the repayment of the $1,000 million 3.31% medium-term note during the first quarter of 2022 and the repayment of bank credit facilities with lower interest rates.

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2022

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Foreign currency contracts	$(19)	$22	$15	$3	$30
Natural gas financial instruments (1)	17	5	3	22	(3)
Crude oil and NGLs financial instruments (1)	9	5	—	14	—
Net realized loss	7	32	18	39	27

Foreign currency contracts	(1)	(13)	(4)	(14)	(9)
Natural gas financial instruments (1)	(16)	32	14	16	39
Crude oil and NGLs financial instruments (1)	(4)	7	—	3	—
Net unrealized (gain) loss	(21)	26	10	5	30
Net (gain) loss	$(14)	$58	$28	$44	$57
(1)Commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.
During the six months ended June 30, 2022, net realized risk management losses were related to the settlement of foreign currency contracts, natural gas financial instruments, and crude oil and NGLs financial instruments. The Company recorded a net unrealized loss of $5 million ($1 million after-tax of $4 million) on its risk management activities for the six months ended June 30, 2022, including an unrealized gain of $21 million ($16 million after-tax of $5 million) for the second quarter of 2022 (three months ended March 31, 2022 – unrealized loss of $26 million, $17 million after-tax of $9 million; three months ended June 30, 2021 – unrealized loss of $10 million, $6 million after-tax of $4 million).
Further details related to outstanding derivative financial instruments as at June 30, 2022 are disclosed in note 15 to the financial statements.
FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net realized (gain) loss	$(93)	$10	$11	$(83)	$21
Net unrealized loss (gain)	426	(156)	(151)	270	(323)
Net loss (gain) (1)	$333	$(146)	$(140)	$187	$(302)
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange gain for the six months ended June 30, 2022 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the settlement of the US$550 million cross currency swap during the second quarter of 2022. The net unrealized foreign exchange loss for the six months ended June 30, 2022 was primarily related to the impact of a weaker Canadian dollar with respect to outstanding US dollar debt and the impact of the settlement of the US$550 million cross currency swap during the second quarter of 2022. The US/Canadian dollar exchange rate as at June 30, 2022 was US$0.7769 (March 31, 2022 – US$0.8010, June 30, 2021 – US$0.8062).

Canadian Natural Resources Limited	22	Three and six months ended June 30, 2022

INCOME TAXES

	Three Months Ended			Six Months Ended
($ millions, except effective tax rates)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
North America (1)	$855	$834	$324	$1,689	$609
North Sea	15	7	(5)	22	6
Offshore Africa	18	12	7	30	11
PRT (2) – North Sea	6	(7)	(12)	(1)	(17)
Other taxes	5	5	3	10	5
Current income tax	899	851	317	1,750	614
Deferred income tax	131	125	129	256	150
Income tax	$1,030	$976	$446	$2,006	$764

Earnings before taxes	$4,532	$4,077	$1,997	$8,609	$3,692
Effective tax rate on net earnings (3)	23%	24%	22%	23%	21%

Income tax	$1,030	$976	$446	$2,006	$764
Tax effect on non-operating items (4)	(9)	8	6	(1)	11
Current PRT - North Sea	(6)	7	12	1	17
Other taxes	(5)	(5)	(3)	(10)	(5)
Effective tax on adjusted net earnings	$1,010	$986	$461	$1,996	$787

Adjusted net earnings from operations (5)	$3,800	$3,376	$1,480	$7,176	$2,699
Effective tax on adjusted net earnings	1,010	986	461	1,996	787
Adjusted net earnings from operations, before taxes	$4,810	$4,362	$1,941	$9,172	$3,486
Effective tax rate on adjusted net earnings from operations (6) (7)	21%	23%	24%	22%	23%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
(3)Calculated as total of current and deferred income tax divided by earnings before taxes.
(4)Includes the net tax effect of PSUs, unrealized risk management, and abandonment expenditure recovery in adjusted net earnings from operations.
(5)Non-GAAP Financial Measure. Refer to the "Non-GAAP and other Financial Measures" section of this MD&A.
(6)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(7)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company’s effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2022 and the comparable periods included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current corporate income tax and PRT in the North Sea for the three and six months ended June 30, 2022 and the comparable periods included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's reported results of operations, financial position or liquidity.

Canadian Natural Resources Limited	23	Three and six months ended June 30, 2022

NET CAPITAL EXPENDITURES (1) (2)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Exploration and Evaluation
Net expenditures	$1	$22	$1	$23	$5
Net property acquisitions (dispositions)	1	(3)	(4)	(2)	(4)
Total Exploration and Evaluation	2	19	(3)	21	1
Property, Plant and Equipment
Net property acquisitions	30	482	7	512	8
Well drilling, completion and equipping	384	344	224	728	490
Production and related facilities	293	211	186	504	378
Other	16	13	16	29	29
Total Property, Plant and Equipment	723	1,050	433	1,773	905
Total Exploration and Production	725	1,069	430	1,794	906
Oil Sands Mining and Upgrading
Project costs	74	45	61	119	102
Sustaining capital	375	206	346	581	532
Turnaround costs	193	60	74	253	103
Other (3)	2	1	326	3	327
Total Oil Sands Mining and Upgrading	644	312	807	956	1,064
Midstream and Refining	3	2	1	5	3
Head office	8	5	3	13	9
Abandonments expenditures, net (2)	70	67	44	137	111
Net capital expenditures	$1,450	$1,455	$1,285	$2,905	$2,093
By segment
North America	$675	$1,045	$378	$1,720	$797
North Sea	27	11	44	38	76
Offshore Africa	23	13	8	36	33
Oil Sands Mining and Upgrading	644	312	807	956	1,064
Midstream and Refining	3	2	1	5	3
Head office	8	5	3	13	9
Abandonments expenditures, net (2)	70	67	44	137	111
Net capital expenditures	$1,450	$1,455	$1,285	$2,905	$2,093
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021.
The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
Net capital expenditures for the six months ended June 30, 2022 were $2,905 million compared with $2,093 million for the six months ended June 30, 2021. Net capital expenditures for the six months ended June 30, 2022 included base capital expenditures (1) of $2,110 million and strategic growth capital expenditures (1) of $285 million, in accordance with the Company's capital budget. The Company also completed strategic acquisitions (1) of $512 million of property, plant and equipment during the six months ended June 30, 2022. Net capital expenditures were $1,450 million for the second quarter of 2022 compared with $1,285 million for the second quarter of 2021 and $1,455 million for the first quarter of 2022.
(1) Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.

Canadian Natural Resources Limited	24	Three and six months ended June 30, 2022

2022 Capital Budget
On January 11, 2022, the Company announced its 2022 base capital budget (1) targeted at approximately $3,645 million. The budget also includes incremental strategic growth capital of approximately $700 million that targets to add future production and capacity in the Company's long life low decline thermal in situ and Oil Sands Mining and Upgrading assets. On August 3, 2022, the 2022 base capital budget was increased by approximately $200 million to approximately $3,845 million and incremental strategic growth capital was increased by approximately $375 million to approximately $1,075 million.
The 2022 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Drilling Activity (1) (2)

	Three Months Ended			Six Months Ended
(number of net wells)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net successful natural gas wells	20	23	9	43	31
Net successful crude oil wells (3)	83	56	27	139	71
Dry wells	1	—	—	1	—
Total	104	79	36	183	102
Success rate	99%	100%	100%	99%	100%
(1)Includes drilling activity for North America and International segments.
(2)In addition, during the second quarter of 2022, on a net basis, the Company drilled 1 service well in the Company's thermal oil projects and 1 service well in Northwest Alberta. During the six months ended June 30, 2022, on a net basis, the Company drilled 351 stratigraphic and 3 service wells in the Oil Sands Mining and Upgrading segment, 18 stratigraphic and 22 service wells in the Company's thermal oil projects, and 1 service well in Northwest Alberta.
(3)Includes bitumen wells.
North America
During the second quarter of 2022, the Company drilled 20 net natural gas wells, 29 net primary heavy crude oil wells, 45 net bitumen (thermal oil) wells and 10 net light crude oil wells.
LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Jun 30 2021
Adjusted working capital (1)	$(99)	$281	$(480)	$723
Long-term debt, net (2)	$12,369	$13,782	$13,950	$18,163
Shareholders’ equity	$39,340	$38,490	$36,945	$34,207

Debt to book capitalization (2)	23.9%	26.4%	27.4%	34.7%
After-tax return on average capital employed (3)	22.7%	18.9%	15.6%	8.6%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at June 30, 2022, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section of this MD&A and in the "Risks and Uncertainties" section of the Company's annual MD&A for the year ended December 31, 2021. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
(1) Forward looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on Net Capital Expenditures.

Canadian Natural Resources Limited	25	Three and six months ended June 30, 2022

On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
◦During the second quarter of 2022, the Company repaid and cancelled the $500 million non-revolving portion of the $1,000 million term credit facility, reducing the remaining facility to the $500 million revolving facility maturing February 2023.
◦During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility maturing February 2023. During the second quarter of 2022, the Company repaid the remaining $650 million and the facility was cancelled.
◦During the second quarter of 2022, the Company repaid through market purchases $139 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028.
◦Subsequent to June 30, 2022, the Company repaid through market purchases an additional $101 million of medium-term notes.
◦During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
◦During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
◦Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
◦In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
As at June 30, 2022, the Company had undrawn revolving bank credit facilities of $5,520 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,120 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit.
During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement. As at June 30, 2022, the Company had no cross currency swap contracts outstanding.
As at June 30, 2022, the Company had total US dollar denominated debt with a carrying amount of $10,619 million (US$8,250 million), before transaction costs and original issue discounts. As at June 30, 2022, there were no foreign currency contracts designated as cash flow hedges.

Canadian Natural Resources Limited	26	Three and six months ended June 30, 2022

Long-term debt, net was $12,369 million as at June 30, 2022, resulting in a debt to book capitalization ratio of 23.9% (December 31, 2021 – 27.4%); this ratio was below the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities are greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company's long-term debt as at June 30, 2022 are discussed in note 8 to the financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2022, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding as at June 30, 2022 are discussed in note 15 to the financial statements.
As at June 30, 2022, the maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$1,287	$1,592	$3,692	$6,109
Other long-term liabilities (2)	$263	$163	$431	$778
Interest and other financing expense (3)	$623	$574	$1,434	$3,812
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $196 million; one to less than two years, $162 million; two to less than five years, $431 million; and thereafter, $778 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2022.
Share Capital
As at June 30, 2022, there were 1,134,388,000 common shares outstanding (December 31, 2021 – 1,168,369,000 common shares) and 34,489,000 stock options outstanding. As at August 2, 2022, the Company had 1,121,429,000 common shares outstanding and 34,074,000 stock options outstanding.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend paid on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share, payable on August 31, 2022.
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the six months ended June 30, 2022, the Company purchased 42,150,000 common shares at a weighted average price of $73.26 per common share for a total cost of $3,088 million. Retained earnings were reduced by $2,708 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2022, the Company purchased 13,750,000 common shares at a weighted average price of $66.00 per common share for a total cost of $907 million.

Canadian Natural Resources Limited	27	Three and six months ended June 30, 2022

COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2022:

($ millions)	Remaining 2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1)	$551	$1,075	$1,127	$1,027	$966	$11,702
North West Redwater Partnership service toll (2)	$67	$134	$133	$131	$111	$4,178
Offshore vessels and equipment	$67	$40	$—	$—	$—	$—
Field equipment and power	$22	$21	$21	$21	$21	$226
Other	$13	$22	$23	$21	$16	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,007 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2021.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting during the six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Due to inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	28	Three and six months ended June 30, 2022

NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
Adjusted Net Earnings from Operations
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated Statements of Earnings, for non-operating items, net of tax. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net earnings	$3,502	$3,101	$1,551	$6,603	$2,928
Share-based compensation, net of tax (1)	(47)	526	132	479	258
Unrealized risk management (gain) loss, net of tax (2)	(16)	17	6	1	21
Unrealized foreign exchange loss (gain), net of tax (3)	426	(156)	(151)	270	(323)
Realized foreign exchange gain on settlement of cross currency swap, net of tax (4)	(69)	—	—	(69)	—
Loss (gain) from investments, net of tax (5)	25	(83)	(47)	(58)	(164)
Other, net of tax (6)	(21)	(29)	(11)	(50)	(21)
Non-operating items, net of tax	298	275	(71)	573	(229)
Adjusted net earnings from operations	$3,800	$3,376	$1,480	$7,176	$2,699
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company's balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for the three months ended June 30, 2022 was a recovery of $45 million (three months ended March 31, 2022 – $534 million expense, three months ended June 30, 2021 – $137 million expense; six months ended June 30, 2022 – $489 million expense, six months ended June 30, 2021 – $266 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily natural gas and foreign exchange. Pre-tax unrealized risk management gain for the three months ended June 30, 2022 was $21 million (three months ended March 31, 2022 – $26 million loss, three months ended June 30, 2021 – $10 million loss; six months ended June 30, 2022 – $5 million loss, six months ended June 30, 2021 – $30 million loss).
(3)Unrealized foreign exchange losses and gains result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange losses and gains are the same.
(4)During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement. Pre- and after-tax amounts for this realized foreign exchange gain on settlement of cross currency swap are the same.
(5)The Company's investments have been accounted for at fair value through profit and loss and are measured each period with losses (gains) recognized in net earnings. There is zero net tax impact on these losses (gains) from investments.
(6)Other relates to the impact of government grant income under the provincial well-site rehabilitation programs. Pre-tax other for the three months ended June 30, 2022 was $27 million (three months ended March 31, 2022 – $38 million, three months ended June 30, 2021 – $14 million; six months ended June 30, 2022 – $65 million, six months ended June 30, 2021 – $27 million).

Canadian Natural Resources Limited	29	Three and six months ended June 30, 2022

Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. A reconciliation for adjusted funds flow, from cash flows from operating activities is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Cash flows from operating activities	$5,896	$2,853	$2,940	$8,749	$5,476
Net change in non-cash working capital	(478)	1,940	137	1,462	147
Abandonment expenditures, net (1)	70	67	44	137	111
Movements in other long-term assets (2)	(56)	115	(72)	59	27
Adjusted funds flow	$5,432	$4,975	$3,049	$10,407	$5,761
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of the share bonus program.
Adjusted Net Earnings from Operations and Adjusted Funds Flow, Per Common Share (Basic and Diluted)
Adjusted net earnings from operations and adjusted funds flow, per common share (basic and diluted), are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 14 to the financial statements.
Abandonment Expenditures, net
Abandonment expenditures, net, is a non-GAAP financial measure that represents the abandonment expenditures to settle asset retirement obligations as reflected in the Company’s annual capital budget. Abandonment expenditures, net is calculated as abandonment expenditures, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the impact of government grant income under the provincial well-site rehabilitation programs. A reconciliation of abandonment expenditures, net is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Abandonment expenditures	$97	$105	$58	$202	$138
Government grants for abandonment expenditures	(27)	(38)	(14)	(65)	(27)
Abandonment expenditures, net	$70	$67	$44	$137	$111
Netback
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production" section of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs, natural gas and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 17 to the financial statements.

Canadian Natural Resources Limited	30	Three and six months ended June 30, 2022

Realized Price ($/bbl and $/BOE) – Exploration and Production
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales include the impact of blending costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

	Three Months Ended			Six Months Ended
($ millions, except bbl/d and $/bbl)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs (bbl/d)
North America	475,744	494,810	468,265	485,224	472,990
International
North Sea	16,530	11,245	8,939	13,902	19,196
Offshore Africa	13,902	18,550	17,932	16,214	14,407
Total International	30,432	29,795	26,871	30,116	33,603
Total sales volumes	506,176	524,605	495,136	515,340	506,593

Crude oil and NGLs sales (1)	$6,871	$5,883	$3,655	$12,754	$7,028
Less: Blending costs (2)	1,561	1,466	897	3,027	1,813
Realized crude oil and NGLs sales	$5,310	$4,417	$2,758	$9,727	$5,215
Realized price ($/bbl)	$115.26	$93.54	$61.20	$104.27	$56.87
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

	Three Months Ended			Six Months Ended
($ millions, except BOE/d and $/BOE)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Barrels of oil equivalent (BOE/d)
North America	823,931	826,161	733,874	825,040	737,867
International
North Sea	16,845	11,720	9,624	14,296	19,845
Offshore Africa	16,210	21,095	20,659	18,639	16,574
Total International	33,055	32,815	30,283	32,935	36,419
Total sales volumes	856,986	858,976	764,157	857,975	774,286

Barrels of oil equivalent sales (1)	$8,388	$6,832	$4,119	$15,220	$7,984
Less: Blending costs (2)	1,561	1,466	897	3,027	1,813
Less: Sulphur income	(41)	(19)	(4)	(60)	(6)
Realized barrels of oil equivalent sales	$6,868	$5,385	$3,226	$12,253	$6,177
Realized price ($/BOE)	$88.07	$69.66	$46.40	$78.91	$44.08
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural Resources Limited	31	Three and six months ended June 30, 2022

Transportation – Exploration and Production
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market excluding the impact of blending costs. A reconciliation for Exploration and Production transportation and the calculations for transportation are presented below.

	Three Months Ended			Six Months Ended
($ millions, except $ per unit amounts)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Transportation, blending and feedstock (1)	$1,849	$1,754	$1,146	$3,603	$2,294
Less: Blending costs	1,561	1,466	897	3,027	1,813
Transportation	$288	$288	$249	$576	$481
Transportation ($/BOE)	$3.70	$3.72	$3.58	$3.72	$3.42

Amounts attributed to crude oil and NGLs	$190	$197	$179	$387	$345
Transportation ($/bbl)	$4.13	$4.18	$3.98	$4.16	$3.77
Amounts attributed to natural gas	$98	$91	$70	$189	$136
Transportation ($/Mcf)	$0.52	$0.50	$0.48	$0.50	$0.47
(1)Transportation, blending and feedstock in note 17 to the financial statements.
North America – Realized Product Prices and Royalties
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales include the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company’s royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

	Three Months Ended			Six Months Ended
($ millions, except $/bbl and royalty rates)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs sales (1)	$6,470	$5,539	$3,446	$12,009	$6,541
Less: Blending costs (2)	1,561	1,466	897	3,027	1,813
Realized crude oil and NGLs sales	$4,909	$4,073	$2,549	$8,982	$4,728
Realized crude oil and NGLs prices ($/bbl)	$113.37	$91.44	$59.80	$102.25	$55.21

Crude oil and NGLs royalties (3)	$1,136	$830	$376	$1,966	$638
Crude oil and NGLs royalty rates	23%	20%	15%	22%	14%
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 17 to the financial statements.

Canadian Natural Resources Limited	32	Three and six months ended June 30, 2022

Realized Product Prices and Transportation – Oil Sands Mining and Upgrading
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure) including the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation are presented below.

	Three Months Ended			Six Months Ended
($ millions, except for bbl/d and $/bbl)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
SCO sales volumes (bbl/d)	350,500	441,324	366,843	395,661	418,113

Crude oil and NGLs sales (1)	$4,962	$4,851	$2,794	$9,813	$5,777
Less: Blending and feedstock costs	573	401	252	974	502
Realized SCO sales	$4,389	$4,450	$2,542	$8,839	$5,275
Realized SCO sales price ($/bbl)	$137.60	$112.05	$76.19	$123.42	$69.71

Transportation, blending and feedstock (2)	$638	$463	$294	$1,101	$591
Less: Blending and feedstock costs	573	401	252	974	502
Transportation	$65	$62	$42	$127	$89
Transportation ($/bbl)	$2.05	$1.55	$1.26	$1.77	$1.17
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Transportation, blending and feedstock in note 17 to the financial statements.
Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, the repayment of NWRP subordinated debt advances, and abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Cash flows used in investing activities	$1,345	$1,251	$719	$2,596	$1,367
Net change in non-cash working capital	35	137	(33)	172	60
Repayment of NWRP subordinated debt advances	—	—	555	—	555
Capital expenditures	1,380	1,388	1,241	2,768	1,982
Abandonment expenditures, net (1)	70	67	44	137	111
Net capital expenditures (2)	$1,450	$1,455	$1,285	$2,905	$2,093
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.
(2)For the six months ended June 30, 2022, includes base capital expenditures of $2,110 million, net property, plant and equipment acquisitions and net exploration and evaluation asset dispositions of $510 million, and strategic growth capital expenditures of $285 million. Strategic growth capital expenditures represent the allocation of the Company's free cash flow that will be directed to strategic capital growth opportunities that target to increase production volumes in future periods and that exceed the Company's base capital expenditures for the current fiscal year, as outlined in the Company's capital budget.

Canadian Natural Resources Limited	33	Three and six months ended June 30, 2022

Liquidity
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company’s calculation of liquidity is presented below.

($ millions)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Jun 30 2021
Undrawn bank credit facilities	$5,520	$5,590	$6,098	$4,959
Cash and cash equivalents	233	125	744	168
Investments	367	392	309	469
Liquidity	$6,120	$6,107	$7,151	$5,596
Long-term Debt, net
Long-term debt, net, is a capital management measure that represents long-term debt less cash and cash equivalents, as disclosed in note 13 to the financial statements.
Debt to Book Capitalization
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 13 to the financial statements.
After-Tax Return on Average Capital Employed
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company’s ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Jun 30 2021
Interest adjusted after-tax return:
Net earnings, 12 months trailing	$11,339	$9,388	$7,664	$4,085
Interest and other financing expense, net of tax, 12 months trailing (1)	517	531	547	546
Interest adjusted after-tax return	$11,856	$9,919	$8,211	$4,631

12 months average current portion long-term debt (2)	$1,664	$1,762	1,483	$1,617
12 months average long-term debt (2)	13,597	14,981	16,769	19,321
12 months average common shareholders' equity (2)	36,902	35,680	34,458	32,863
12 months average capital employed	$52,163	$52,423	$52,710	$53,801

After-tax return on average capital employed	22.7%	18.9%	15.6%	8.6%
(1)The blended tax rate on interest was 23% for each of the periods presented.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	34	Three and six months ended June 30, 2022